UNITED STATE SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Required Pursuant to Section 14(f)

of the Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

GOOD HEMP, INC.
(Exact Name of Registrant as specified in its charter)

Nevada	000-54509	45-2578051
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification Number)

20311 Chartwell Drive, Suite 1469, Cornelius, North Carolina	28031
(Address of Principal Executive Offices)	(Zip Code)

1-800-947-9197

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

GOOD HEMP, INC.

Information Statement Required Pursuant to Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of April 26, 2022 (the “Record Date”), of the outstanding shares of common stock, par value $0.001 per share, of Good Hemp, Inc. (the “Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company (the “Board”), pursuant to a change of control of the Company. The new members of the Board will be: Ron F. Sickels, Fabian G. Deneault, William E. Sluss, Eric Newlan and Barry Feinman (collectively, the “Incoming Directors”).

On March 8, 2022, the Company, Good Hemp Name Change Subsidiary, Inc., a Nevada corporation wholly owned by the Company (“PXS Merger Sub”), and Petro X Solutions, Inc., a Wyoming corporation (“PXS”), entered into an Plan and Agreement of Merger (the “PXS Merger Agreement”), pursuant to which PSX Merger Sub is to merge with and into PXS, with PXS becoming a wholly-owned subsidiary of the Company after the Merger (the “PXS Merger”). A copy of the PXS Merger Agreement was filed as an exhibit to a Current Report on Form 8-K filed by the Company on March 11, 2022.

On March 14, 2022, the Company, Good Hemp Name Change Subsidiary 2, Inc., a Nevada corporation wholly owned by the Company (“RAI Merger Sub”), and Restoration Artechs, Inc., a California corporation (“RAI”), entered into an Plan and Agreement of Merger (the “RAI Merger Agreement”), pursuant to which RAI Merger Sub is to merge with and into RAI, with RAI becoming a wholly-owned subsidiary of the Company after the Merger (the “RAI Merger”). A copy of the RAI Merger Agreement was filed as an exhibit to a Current Report on Form 8-K filed by the Company on March 22, 2022.

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It is expected that the closing of the PXS Merger will occur on or after May 9, 2022, at which time there will be a change in control of the Company, with the Incoming Directors becoming directors of the Company, and the other directors of the Company, William Alessi and Chris Chumas, resigning from their positions with the Company. Following the PXS Merger, the PXS shareholders, as a group (including four of the five Incoming Directors, Ron F. Sickels, Fabian G. Deneault, William E. Sluss and Eric Newlan), will own approximately 80% of the then-outstanding shares of the Company’s common stock.

It is further expected that the closing of the RAI Merger will occur on or after June 15, 2022.

Following the RAI Merger, the PXS shareholders and the RAI shareholder, as a group, will own approximately 84% of the then-outstanding shares of the Company’s common stock.

The change in directors of the Company is expected to occur on the effective date of the PXS Merger, which merger is anticipated to close after expiration of the ten-day period from the date of mailing of this Information Statement required under Rule 14f-1. It is expected that the effective date of the PXS Merger will be on or about May 9, 2022.

A shareholder vote was not required and will not be taken with respect to the appointment of the Incoming Directors as directors of the Company. You are not required to take any action with respect to the appointment of the Incoming Directors or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, none of the Incoming Directors is currently a director of the Company, holds any position with the Company nor has been involved in any transactions with the Company or any of the Company’s current directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best knowledge of the Company, none of the Incoming Directors has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Please read this Information Statement carefully. It describes the terms of various transactions that are expected to be consummated on or about April 11, 2022, that will result in a change of control of the Company. Additional information about the Company and the matters described herein are contained in the Company’s Current Report on Form 8-K which was filed with the SEC on March 11, 2022. Such Form 8-K may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K, and the Company’s other public filings, may be obtained from the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

The Company has outstanding a single class of securities: Common Stock, par value $0.001 per share, of which 27,712,260 shares were outstanding as of the close of business on the Record Date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Current Ownership

Common Stock. The following table lists, as of the Record Date, the shareholdings of (i) each person owning beneficially 5% or more of the Company’s outstanding shares of common stock; (ii) each executive officer and director of the Company, and (iii) all officers and directors as a group.

Unless otherwise indicated, each owner has sole voting and investment power over his shares of common stock. Information relating to beneficial ownership of common stock by the Company’s principal shareholders and management is based upon information furnished by each person using beneficial ownership’ concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

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Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

The percentages below are calculated based on 27,712,260 shares of Company common stock issued and outstanding as of the Record Date. Except as disclosed herein, the Company does not have any outstanding options, or other securities exercisable for or convertible into shares of Company common stock. Unless otherwise indicated, the address of each person listed is c/o Good Hemp, Inc., 20311 Chartwell Center Drive, Suite 1469, Cornelius, NC 28031.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
William Alessi(3)	Common Stock	6,392,141	23.07%
Chris Chumas(4)	Common Stock	6,800,000	24.54%
Rodney Sperry(5)	Common Stock	0	0%
All Officers and Directors as a Group	Common Stock	13,192,141	47.60%
T.J. Puchyr(6)	Common Stock	6,000,000	21.65%

*	Less than 1%.
(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power to the shares of the Company's common stock and preferred stock.

(2)	Based on 27,712,260 shares of the Company’s common stock outstanding.
(3)	Officer and director.
(4)	Director.
(5)	Officer.
(6)	Held in name of Spire Holdings, LLC. Mr. Puchyr has voting and dispositive power with respect to the shares held in the name of Spire Holdings, LLC.

Convertible Promissory Notes. On the Record Date, the Company had outstanding convertible promissory notes held by nine lenders that are currently convertible into shares of Company common stock. By the terms of these convertible promissory notes, each lender is prohibited from owning in excess of 4.99% of the outstanding shares of Company common stock. Were all of these lenders to covert the currently convertible portions of their respective loans into Company common stock, a total of approximately 92,076,686 shares of Company common stock would be issued to them based on note balances and the Company’s common stock price as of the Company’s most recent quarter end, March 31, 2022.

Post-Merger Ownership

Common Stock. After giving effect to the issuance of 100,000,000 shares Company common stock pursuant to the PXS Merger and the issuance of 25,000,000 shares of Company common stock pursuant to the RAI Merger, the following table sets forth the number of shares of Company common stock to be owned of record and beneficially by the Incoming Directors and persons who would beneficially own more than 5% of the voting control of the Company’s outstanding shares of common stock.

Unless otherwise indicated, each prospective owner will have sole voting and investment power over his shares of common stock. Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using beneficial ownership’ concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

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Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

The percentages below are calculated based on 27,712,260 shares of Company common stock issued and outstanding as of the Record Date (and after giving effect to 100,000,000 and 25,000,000 share issuances described above). Except as disclosed herein, the Company does not have any outstanding options, or other securities exercisable for or convertible into shares of Company common stock.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Ron F. Sickels(3) 20016 Hickory Twig Way Spring, Texas 77388	Common Stock	28,083,330	18.39%
Fabian G. Deneault(3) 3505 Yucca Drive, Suite 104 Flower Mound, Texas 75028	Common Stock	28,083,330	18.39%
William E. Sluss(3) 3505 Yucca Drive, Suite 104 Flower Mound, Texas 75028	Common Stock	10,000,000	6.55%
Eric Newlan(3) 3505 Yucca Drive, Suite 104 Flower Mound, Texas 75028	Common Stock	14,041,670	9.19%
Barry Feinman(4) 6241 Yarrow Drive, Suite C Carlsbad, California 92011	Common Stock	25,000,000	16.37%
All Officers and Directors as a Group	Common Stock	105,208,330	68.89%
L. A. Newlan, Jr.(5) 3505 Yucca Drive, Suite 104 Flower Mound, Texas 75028	Common Stock	14,041,670	9.19%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power to the shares of the Company's common stock and preferred stock.

(2)	Based on 152,712,260 shares of the Company’s common stock outstanding, immediately following completion of the PXS Merger and the RAI Merger.
(3)	Officer and director.
(4)	Director.
(5)	L. A. Newlan, Jr. is the father of Eric Newlan.

Convertible Promissory Notes. On the Record Date, the Company had outstanding convertible promissory notes held by nine lenders that are currently convertible into shares of Company common stock. By the terms of these convertible promissory notes, each lender is prohibited from owning in excess of 4.99% of the outstanding shares of Company common stock. After giving effect to the issuance of 100,000,000 shares Company common stock pursuant to the PXS Merger and the issuance of 25,000,000 shares of Company common stock pursuant to the RAI Merger, were all of these lenders to covert the currently convertible portions of their respective loans into Company common stock, a total of approximately 92,076,686 shares of Company common stock would be issued to them based on note balances and the Company’s common stock price as of the Company’s most recent quarter end, March 31, 2022.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the current officers and directors of the Company, as well as their positions with the Company immediately following the effective date of the PXS Merger.

Name	Age	Current Position(s)	Post-Merger Position(s)
William Alessi	50	Chief Executive Officer and Chairman	None
Chris Chumas	36	Director	None
Rodney Sperry	53	Chief Financial Officer	Chief Financial Officer

                William Alessi, Chief Executive Officer and Director. Mr. Alessi, appointed as a member of the Company’s Board of Directors and our Chief Executive Officer and President on February 10, 2018, has been the Founder and CEO of Alpha Modus, Corp., a software and technology company, since August 2014, and the Managing Director of Hybrid Titan Management, LLC since September 11, 2000. He was formerly the interim CEO of RMD Entertainment Group, Inc. from April of 2017 through October of 2017, and was the interim CEO of Land Star, Inc. from April of 2017 to December of 2017. In August of 2020, Mr. Alessi was appointed a vice president of RTCORE Inc., a software and technology company.

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Chris Chumas, Director. Mr. Chumas, appointed as a member of the Company’s Board of Directors on July 11, 2019, served as an IBM sales executive from 2008-2017. In 2017, he began working with erwin, Inc. as an Enterprise Solution Strategist. He also serves as the Chief Strategy Officer and on the Board of Alpha Modus, Corp. since 2018.

Rodney Sperry, Chief Financial Officer. Mr. Sperry, appointed as the Company’s Chief Financial Officer on June 22, 2021, has fourteen years of experience in public company accounting. His industry background includes audits for both private and publicly traded companies in various industries including manufacturing, distribution, mining, energy, and not for profit organizations. He has served as outside controller for several public companies over the last eleven years and has been responsible for SEC filings and compliance. Mr. Sperry was a licensed CPA in the State of Utah from February 2001 through September 2014, and he has operated his own accounting and business consulting practice for the past eleven years. He obtained his Bachelor’s degree in accounting from Westminster College and his Master’s degree in business administration (MBA) from Utah State University.

Corporate Governance

Family Relationships. There are no family relationships among the Company’s directors or officers.

Director Independence. The Company does not have any independent directors.

No Committees of the Board of Directors; No Financial Expert. The Company does not presently have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees of its Board of Directors, nor does the Company have a financial expert. Management has determined not to establish an audit committee at present because the Company’s limited resources and limited operating activities do not warrant the formation of an audit committee or the expense of doing so. As such, the Company’s entire Board of Directors acts as the audit committee. The Company does not have a financial expert serving on the Board of Directors or employed as an officer, based on management’s belief that the cost of obtaining the services of a person who meets the criteria for a financial expert under Section 407 of the Sarbanes-Oxley Act of 2002 and Item 407(d) of Regulation S-K is beyond the Company’s limited financial resources and the financial skills of such an expert are simply not required or necessary for it to maintain effective internal controls and procedures for financial reporting, in light of the limited scope and simplicity of accounting issues raised in the Company’s financial statements at this stage of development.

Director Nominations. The Company’s Board of Directors believes that, considering the size of the Company, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors, without the formality of a nominating committee or a nominating committee charter. To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future.

Board Oversight. The Company’s management is responsible for managing risk and bringing the most material risks facing the Company to the Board of Directors’ attention. Because the Company does not yet have separately designated committees, the entire Board of Directors has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity. While the Company does not have a formal policy on diversity, the Board of Directors considers diversity to include the skill set, background, reputation, type and length of business experience of the members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board of Directors seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

Legal Proceedings. There are no material proceedings pursuant to which any of the Company’s current members of Board of Directors, the Incoming Directors, or any of the persons expected to serve as executive officers of the Company is a party adverse to the Company.

Meetings of the Board of Directors

Meetings of the Board of Directors. The Company’s Board of Directors did not meet during the fiscal year ended December 31, 2021. Rather, the Board of Directors considered and acted on various matters through written action in lieu of meetings.

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Communications. The Company’s shareholders are welcome to send communications to the Board of Directors or any individual director c/o the Company, 20311 Chartwell Center Drive, Suite 1469, Cornelius, NC 28031. All such communications will be forwarded directly to the specified director or to the entire Board of Directors, as applicable. The members of the Board of Directors are expected to attend all future annual meetings, when held.

NEW DIRECTORS AND EXECUTIVE OFFICERS

PXS and RAI have advised the Company that, to the best of their respective knowledge, none of the Incoming Directors has been involved in any transactions with us or any of the Company’s directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

PXS and RAI have further informed the Company that, to the best of their respective knowledge, none of the Incoming Directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Incoming Directors are as follows:

Name	Age	Anticipated Position(s) with the Company
Ron F. Sickels	66	Chief Executive Officer and Director (1)
William E. Sluss	66	Chief Operating Officer and Director
Fabian G. Deneault	55	Vice President and Director
Eric Newlan	60	Vice President, Secretary and Director
Barry Feinman	67	Director (2)

(1)	Mr. Sickels will also serve as Chief Executive Officer of PXS.
(2)	Mr. Feinman will also serve as President of RAI.

There exist no family relationships among the Incoming Directors.

Ron F. Sickels is to become a member of the Board of Directors and is expected to be appointed Chief Executive Officer of the Company and will continue to serve as Chief Executive Officer of PXS. Dr. Sickels has served as Chief Operating Officer and as a Director of PXS since January 2022.

Fabian G. Deneault is to become a member of the Board of Directors and is expected to be appointed a Vice President of the Company. Mr. Deneault is a founder of PXS and has served as Chief Operating Officer and as a Director of it since its inception in August 2020. Since January 2020, Mr. Deneault has been President and a Director of Black Bird Biotech, Inc., a Flower Mound, Texas-based publicly-traded company (symbol: BBBT) that manufactures and sells MiteXstreamTM, an EPA-registered biopesticide, and an affiliate of PXS. From January 2017 through December 2019, Mr. Deneault owned and operated Grizzly Creek Medical Cannabis, a proprietorship licensed as a medical marijuana dispensary in the State of Montana. Since June 2016, Mr. Deneault has been President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of PXS. From 2014 through April 2016, Mr. Deneault owned and operated PetroXg3 LLC, a purveyor of environmentally-friendly products. For more than 10 years prior to that, Mr. Deneault was engaged in petrochemical sales. Mr. Deneault currently serves as a sales and marketing representative for Montana Unified School Trust, a Helena, Montana-based health insurance provider.

William E. Sluss is to become a member of the Board of Directors and is expected to be appointed Chief Operating Officer of the Company. Mr. Sluss is a founder of PXS and has served as Chief Financial Officer and as a Director of it since its inception in August 2020. Since January 2011, Mr. Sluss has served as Principal Financial and Accounting Officer and, since January 2020, Vice President–Finance, Chief Financial Officer and as a Director of Black Bird Biotech, Inc., a Flower Mound, Texas-based publicly-traded company (symbol: BBBT) that manufactures and sells MiteXstreamTM, an EPA-registered biopesticide, and an affiliate of PXS. Between 2008 and 2010, Mr. Sluss was the Chief Financial Officer for AcccuForce Staffing Services in Kingsport, Tennessee. Between 2002 and 2008, Mr. Sluss was the Chief Financial Officer and Treasurer for Studsvik, Inc., a nuclear services company based in Erwin, Tennessee. Mr. Sluss is a Certified Public Accountant in the State of Virginia and received his Bachelor of Science degree in accounting from the University of Virginia’s College at Wise, Wise, Virginia. In addition, Mr. Sluss earned a J.D. degree from Irvine University School of Law, Cerritos, California. Mr. Sluss is a member of the California Bar.

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Eric Newlan is to become a member of the Board of Directors and is expected to be appointed Vice President and Secretary of the Company. Mr. Newlan is a founder of PXS and has served as Vice President, Secretary and as a Director of it since its inception in August 2020. Since 1987, Mr. Newlan has engaged in the practice of law in the North Texas area, and is currently the managing member of Newlan Law Firm, PLLC, a Flower Mound, Texas, firm practicing primarily in the area of securities regulation. Since January 2020, Mr. Newlan has been Vice President, Secretary and a Director of Black Bird Biotech, Inc., a Flower Mound, Texas-based publicly-traded company (symbol: BBBT) that manufactures and sells MiteXstreamTM, an EPA-registered biopesticide, and an affiliate of PXS. Since June 2016, Mr. Newlan has been Vice President of Touchstone Enviro Solutions, Inc., a purveyor of environmentally-friendly products and an affiliate of PXS. From October 2012 to October 2015, Mr. Newlan served as a director, and from April to October 2015, Mr. Newlan served as CEO, of Green Life Development, Inc., a Las Vegas, Nevada-based a purveyor of environmentally-friendly products. Mr. Newlan earned a B.A. degree in Business from Baylor University, Waco, Texas, and a J.D. degree from the Washburn University School of Law, Topeka, Kansas. Mr. Newlan is a member of the Texas Bar.

Barry Feinman is to become a member of the Board of Directors of the Company and will continue to serve as President of RAI. Since 2004, Mr. Feinman has owned and served as President of Restoration Artechs, Inc. and Barry’s Restore It All Products, LLC (including their respective predecessors), Carlsbad, California-based companies dedicated to developing and marketing cleaning and restoration products for use on metal, glass, stone and tile surfaces. Mr. Feinman’s companies’ largest selling proprietary product is Scratch-B-GoneTM, a stainless steel repair technology. Mr. Feinman holds three degrees in Psychology, a Ph.D from United States International University, San Diego, California, an M.A. from California State University, Los Angeles, California, and a B.A. from University of California at Irvine.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

Name	Fiscal Year	Fees Earned or Paid in Cash (1)(2)		Stock Awards (3)		Option Awards (4)		All Other Compensation (5)		Total ($)
William Alessi	2021	$	---	$	---	$	---	$	---	$	---
	2020	$	---	$	---	$	---	$	---	$	---

Chris Chumas	2021	$	---	$	---	$	---	$	---	$	---
	2020	$	---	$	---	$	---	$	---	$	---

Mark Spoone(6)	2021	$	---	$	---	$	---	$	---	$	---
	2020	$	---	$	---	$	---	$	---	$	---

(1)	The dollar value of salary (cash and non-cash) earned.
(2)	The dollar value of bonus (cash and non-cash) earned.
(3)	The value of the shares of restricted stock issued as compensation for services computed in accordance with ASC 718 on the date of grant.
(4)	The value of all stock options computed in accordance with ASC 718 on the date of grant.
(5)	All other compensation received that could not be properly reported in any other column of the table.
(6)	Mr. Spoone resigned as a Director of the Company on December 10, 2021.

Executive Compensation

The following table summarizes information concerning the compensation awarded, paid to or earned by, the Company’s executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compen- sation ($)	Total ($)
William Alessi Chief Executive Officer	2021 2020	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---
Rodney Sperry(6) Chief Executive Officer	2021 2020	--- ---	--- ---	--- ---	--- ---	$11,840 ---	$11,840 ---
Emma Setzer(7) Former Chief Financial Officer	2021 2020	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---
Jose Rodriguez(8) Former Chief Financial Officer	2021 2020	--- $14,175	--- ---	--- ---	--- ---	--- ---	--- $14,175

(1)	The dollar value of salary (cash and non-cash) earned.
(2)	The dollar value of bonus (cash and non-cash) earned.
(3)	The value of the shares of restricted stock issued as compensation for services computed in accordance with ASC 718 on the date of grant.
(4)	The value of all stock options computed in accordance with ASC 718 on the date of grant.
(5)	All other compensation received that could not be properly reported in any other column of the table.
(6)	Mr. Sperry became the Company’s Chief Financial Officer on June 22, 2021.
(7)	Ms. Setzer served as the Company’s Chief Financial Officer from September 15, 2020, to June 22, 2021, when she resigned as the Company’s Chief Financial Officer.
(8)	Mr. Rodriguez served as the Company’s Chief Financial Officer from November 19, 2019, through September 14, 2020, when he resigned as the Company’s Chief Financial Officer.

Outstanding Option Awards

Our directors and officers do not have unexercised options, stock that has not vested or equity incentive plan awards.

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COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who beneficially own 10% or more of a class of securities registered under Section 12 of the Exchange Act to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Directors, executive officers and greater than 10% stockholders are required by the rules and regulations of the SEC to furnish the Company with copies of all reports filed by them in compliance with Section 16(a).

Based solely on our review of certain reports filed with the Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, the reports required to be filed with respect to transactions in our common stock during the fiscal year ended December 31, 2021, were timely, except that Mr. Sperry did not timely file a Form 3 upon his appointment as our Chief Financial Officer on June 22, 2021.

TRANSACTIONS WITH RELATED PARTIES

On October 15, 2021, the Company paid $50,287 to both Mr. Alessi and Mr. Chumas as payments against the promissory notes held by them.

Incoming Directors

The Incoming Directors have interests in the PXS Merger and the RAI Merger, as described below.

Four of the five Incoming Directors, Ron F. Sickels, Fabian G. Deneault, William E. Sluss and Eric Newlan, collectively own 80.21% of the issued and outstanding shares of common stock of PXS. In the PXS Merger, Messrs. Sickels, Deneault, Sluss and Newlan will be issued a total of 100,000,000 shares of the Company’s common stock. One of the Incoming Directors, Barry Feinman, owns 100% of the issued and outstanding shares of common stock of RAI. In the RAI Merger, Mr. Feinman will be issued 25,000,000 shares of the Company’s common stock. The table below sets forth the ownership of Company common stock by each of the Incoming Directors resulting from completion of the PXS Merger and the RAI Merger.

Name of Incoming Director	Number of Shares of Company Common Stock to be Issued	Percent of Class(1)
Ron F. Sickels	28,083,330	18.39%
Fabian G. Deneault	28,083,330	18.39%
William E. Sluss	10,000,000	6.55%
Eric Newlan	14,041,670	9.19%
Barry Feinman	25,000,000	16.37%
Total shares to be owned by Incoming Directors	105,208,330	68.89%

(1)	Assuming 152,712,260 shares of Company common stock are issued and outstanding immediately following the completion of the PXS Merger and the RAI Merger.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GOOD HEMP, INC.

By:	/s/ William Alessi
William Alessi
Chief Executive Officer

April 29, 2022

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